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                                                                       EXHIBIT 8



March 27, 1995


Search Exploration, Inc.
5430 LBJ Freeway
Suite 1500
Dallas, Texas  75240

RE: Agreement and Plan of Merger dated as of November 8, 1994 and as amended on March 27, 1995 (the "Agreement") by and among Harken Energy Corporation, Search Acquisition Corporation ("Mergersub"), and Search Exploration, Inc. ("Search").

Gentlemen:

You have requested our opinion as to the federal income tax consequences to the holders (the "Search Shareholders") of Search common stock and holders of the Search Warrants arising from consummation of the transactions set forth in the Agreement. No opinion is expressed with regards to the conversion of notes or the exchange of the Royalty Interests. Furthermore, the opinion may not apply to a person who acquired his Search securities pursuant to the exercise of employee stock options or rights or otherwise as compensation. The opinion does not discuss tax consequences to categories of holders that are subject to special rules, such as foreign persons, tax exempt organizations, insurance companies, financial institutions and dealers in stock and securities. For purposes of this opinion all capitalized terms are as defined in the Merger Agreement. In rendering this opinion, we have relied upon the facts presented to us in (i) the Agreement, (ii) Registration Statement of Form S-4 as filed with the Securities and Exchange Commission, including the exhibits thereof and
(iii) the representations of management of Search as set forth in their representation letter. In the aggregate, the facts relied upon are as set forth in the section below.

                                     Facts

Harken is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with its principal place of business at 5605 N. MacArthur Blvd., Suite 400, Irving, Texas 75038.

Mergersub is a Delaware corporation recently formed for the sole purpose of consummating the transactions described in the Agreement. It is a wholly owned subsidiary of Harken.

Search is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with its principal place of business at 5430 LBJ Freeway, Suite 1500, Dallas, Texas 75240. As of December 31, 1994 and the date hereof, the authorized capital stock of Search consisted of: (i) 20,000,000 shares of common stock, voting, par value $0.05 per share of which 3,690,632 were issued and outstanding (the "Search Common Stock"); and (ii) 5,000,000 shares of preferred stock, 9%, par value $.001 per share of which 575,000 shares were issued and outstanding (the "Search Preferred Stock").

On the effective date of the Merger, all of Search Common and Preferred Stock shall, by virtue of the Merger, be deemed to be initially exchanged for, and converted into, Harken Common Stock and contingent shares as described hereafter. The parties shall cause a certificate of merger meeting the requirements of Delaware Law to be properly executed and filed on the Closing Date.

Search is entering into the Merger primarily because, through the Merger, it will obtain the benefit of
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Harken's resources to provide the necessary capital to further develop its properties.

Additionally, Search Shareholders shall receive the right to receive further shares of Harken Common Stock ("Contingent Shares") as discussed below. The total number of shares issued in the merger, Contingent Shares included, will initially be limited to a maximum of eleven million shares ("Maximum Limit"). Any additional consideration will be paid in cash or, if approved by the shareholders, additional shares will be issued in excess of the Maximum Limit. The exact number (if any) of the shares of Harken Common Stock to be issued pursuant to the Contingent Shares will be determined by a reserve report covering the Undeveloped Properties. The reserve report will reflect the SEC Case of these Undeveloped Properties as of the Valuation Date described in the Agreement with the Contingent Shares being distributed on or about September 30, 1996. The right to receive Contingent Shares will not be evidenced by a certificate and is not assignable except by operation of law. The Contingent Share arrangement is entered into by the parties because it is difficult to determine the ultimate fair market value of the Search reserves until more information is obtained on the unproven and undeveloped properties.

Harken and Search will pay the expenses that are solely and directly related to the reorganization but will not pay any separate shareholder expenses.

To the best of the knowledge of the management of Search there is no plan or intention on the part of the shareholders of Search to sell, exchange or otherwise dispose of Harken Common Stock received in the transaction that would reduce Search Shareholder's ownership of Harken Common Stock to a number of shares having a value, as of the date of the transaction, of less than 50% of the value of all of the formerly outstanding Search Common Stock as of the same date. For purposes of the preceding sentence, shares of Search Common Stock suspended by dissenters will be treated as outstanding Search Common Stock on the date of the transaction. Moreover, shares of Search Common Stock and Harken Common Stock held by Search Shareholders; and otherwise sold, redeemed or disposed of prior, or subsequent to, the transaction was considered in meeting this statement.

No fractional shares of Harken Common Stock will be issued and any holder of Search Securities entitled under the Merger Agreement to receive a fractional share will be entitled to receive a whole share of Harken Common Stock.

Search stockholders will be entitled to dissenters' appraisal rights under the general corporate law of the State of Delaware. If a Search stockholder elects to exercise such appraisal right, he must furnish written demand before the vote on the merger. Within ten (10) days after the effective date of the Merger (assuming such occurs), Search must provide notice of such to all shareholders, including those who made a demand for appraisal. At any time within sixty (60) days after the effective date of the Merger, any Search stockholder who has exercised his right to demand an appraisal may withdraw that demand and accept the terms offered in the Agreement. If such demand is not withdrawn, then, within 120 days after the effective date of the Merger, Search or any stockholder who has complied with the appraisal procedures may file a petition in the Delaware Court of Chancery demanding a determination of the fair market value of the shares of the dissenting Search stockholder. If a petition for appraisal is timely filed,




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and after a hearing on such petition, the Delaware Court of Chancery will determine, among other things, the fair value of the shares of Search Common Stock. After all procedural requirements are complied with, such Search stockholders may receive such amount in cash.

Search has no plan or intention to issue additional shares of Search Common Stock that would result in Harken not owning 80% or more of the voting common stock of Search and 80% of all other classes of stock of Search immediately after consummation of the Merger.

To the best knowledge of Search management, after the merger is consummated, Harken has no plan or intention (i) to liquidate Mergersub, (ii) to merge Mergersub into another corporation, (iii) to cause Mergersub to sell or otherwise dispose of any of its assets, except for disposals made in the ordinary course of business (iv) to sell or otherwise dispose of any of the Search Common Stock acquired in the transaction by Harken, or (v) to reacquire any of the Harken Common Stock issued in the transaction.

Harken will acquire Search Common Stock solely in exchange for Harken Common Stock and Contingent Shares representing an interest in Harken Common Stock. No liabilities of Search or the Search Shareholders will be assumed by Harken, nor will any of Search Common Stock be subject to any liabilities, except as such relates to reorganization costs.

As of December 31, 1994, Search had outstanding Search Warrants exercisable for up to an aggregate of 989,000 shares of Search Common Stock. Harken is obligated to offer to exchange the Search Warrants for Harken Warrants. Harken Warrants will be issued in exchange for Search Warrants validly tendered and accepted pursuant to the Exchange Offer. Unexchanged Search Warrants shall remain outstanding and shall be exercisable for Harken Common Stock according to their terms.

Following the transaction, Mergersub will continue the historic business of Search and will use a significant portion of the historic business assets in such business.

Neither Harken, Mergersub nor Search has made an election to be taxed as a regulated investment company nor as a real estate investment trust. Further, neither of such companies possess 50% or more of the value of the respective assets as constituting stock and securities and 80% or more of the value of whose total assets are not held for investment. In making this calculation, cash, cash equivalents (including receivables) and government securities are excluded, and stock and securities in a 50% owned subsidiary are disregarded with a parent being deemed to own its ratable share of such securities assets.

                                    Analysis

Section 354 (a)(1) of the Internal Revenue Code of 1986 (the "Code") provides that gain or loss will not be recognized to a transferor stockholder if stock or securities in a corporation that is a "party to a reorganization" are, pursuant to a "plan of reorganization," exchanged solely for stock or securities in another corporation that is also a "party to the reorganization." The exchange to which Section 354 (a)(1) applies must be pursuant to a "plan of reorganization" and the stock and securities surrendered and received must be the stock and securities of corporations each of which is a "party to a reorganization" as those terms are defined in Section 368. Treas. Reg. Section 1.354-1(a). Section 354(a)(2)(A) provides that the non-recognition rule of
Section 354(a)(1) will not apply if either (i) the principal amount of the securities received by the transferor exceeds the principal amount of the securities surrendered by the transferor, or (ii) securities are received by the transferor but no securities are surrendered by the transferor.





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Section 356(a)(1) provides that if the non-recognition rule of section
354(a)(1) would apply to an exchange except that money or "other property" is received by the transferor stockholder in addition to stock or securities in a corporation that is a "party to a reorganization," then gain will be recognized by the transferor stockholder to the extent of the money and fair market value of the "other property" received. If such an exchange has the effect of the distribution of a dividend, then each transferor stockholder that receives money or "other property" will have the gain to be recognized treated as a dividend to the extent of such transferor stockholder's ratable share of the earnings and profits of the corporation in which the transferor stockholder held stock. Section 356(a)(2). Whether a distribution has the effect of a dividend will be determined based upon principles developed under section 302 for determining dividend equivalency. Rev. Rul. 74-515, 1974-2 C.B. 118. In applying those principles in the context of section 356, the distribution is treated as though it were made by the acquired corporation and not the acquiring corporation. Rev. Rul. 75-83, 1975-1 C.B. 112.

The phrase "other property" does not include "securities" is such securities would be permitted to be received without the recognition of gain under the provisions of section 354. Section 356(8)(2)(A). Further, if securities of a corporation "a party to a reorganization" are surrendered and securities of a corporation a "party to a reorganization" received which exceed the principal amount of the securities surrendered, the term "other property" includes only the fair market value of the excess principal amount. Section 356(d)(2)(8).

A "reorganization" may include for present purposes a statutory merger effected pursuant to the corporation laws of the United States or a state of the United States. Section 368(a)(1)(A); Treas. Reg. Section 1.368-2(b)(1). Use of stock of a controlling corporation which is in control of the acquiring corporation, of substantially all of the properties of another corporation shall not disqualify a transaction if, (i) no stock of the acquiring corporation is used in the transaction, and (ii ) such transaction would have qualified as a merger under Section 368(1)(A) had the merger been into the controlling corporation. Section 368(a)(2)(D).

In the present matter, Harken owns 100% of the authorized, issued and outstanding shares of stock of Mergersub and, accordingly, is in "control" of Mergersub for purposes of section 368(c).

Under the provisions of section 368(a)(1)(A), a statutory merger can be accomplished only by strictly complying with the laws of the states of incorporation of the participating corporations. Section 1.01 of the merger agreement the merger will be consummated in accordance with Delaware Law and therefore will meet the requirements of a statutory merger under state law.

Search Shareholders are to receive Harken Common Stock and the Contingent Shares. The question then is whether such Contingent Shares will violate any of the requirements of the tax-free merger. In Rev. Proc. 77-37, 1977-2 C.B. 568, as modified by Rev. Proc. 84-42, 1984-1 C.B. 521, the Service issued guidelines as to when favorable rulings would be issued in contingent stock transactions. The nine conditions for a favorable ruling from the Service are that (1) the delayed stock must be payable within five years, (2) there be a valid business purpose for the delayed issue of stock, (3) the maximum number of shares that may be issued is stated, (4) at least 50% of the maximum number of shares of each class of stock must be issued in the initial distribution,
(5) either the agreement to receive such shares prohibits assignment or the rights to additional shares are not evidenced by negotiable certificates and are not readily marketable, (6) such right can give rise to the receipt only of additional stock of the corporation making the underlying distribution, (7) such stock issuance will not be triggered by an event, the occurrence or nonoccurrence of which is within the control of the shareholders, (8) such stock issuance





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will not be triggered by the payment of additional tax or reduction in tax paid as a result of a service audit of the shareholders of the corporation and (9) a mechanism for calculation of the additional stock to be issued is objective and readily ascertainable. While adherence to these guidelines is prudent, it should be noted that the cases are considerably more liberal, and a guideline failure does not necessarily render the transaction taxable. Commentators and analysts have suggested that requirements (1),(3) and (4) seem arbitrary and that the logic behind those requirements are not readily apparent.

In the present matter, of the nine (9) conditions set forth in Rev. Proc. 84-42, the Contingent Shares do not comply with (3) of such requirements. The requirements with which the Contingent Shares do not comply are that (1) such right can give rise to the receipt only of additional stock of the corporation making the underlying distribution, (2) at least 50% of the maximum number of shares of each class of stock must be issued in the initial distribution and
(3) the maximum number of shares that may be issued is stated.

While it is impossible to determine the exact number of shares or other contingent consideration that might be issued in the future, the maximum number of shares is initially set by the agreement as $11,000,000 in value. Any additional consideration given under the contingency agreement will be paid in cash or if approved by the shareholders additional shares in excess of the Maximum Limit. The agreement states that, in no event, will the cash paid to the Search Shareholders exceed 50% of the aggregate consideration received by such holders. Based on representations of Search management it is unlikely that any cash will be paid under the excess share agreement. The shareholders will, in all likelihood, receive only additional stock of Harken and would therefore, not endanger any continuity of interest threshold of the merger. Guideline (1) above is more important in other types of reorganizations where only stock may be used as consideration. In a statutory merger, consideration other than voting stock is allowable. The service's advance ruling guidelines provide that the general continuity of interest requirement in Reg. Section 1.368-1(b) will be satisfied if the former Target shareholders receive Acquiror stock equal in value, as of the effective date of the reorganization, to at least 50% of the value of all of the formerly outstanding Target stock as of the same date. Rev. Proc. 77-37. The shareholders will, in all likelihood, receive only additional stock under the contingency agreement.

In the present matter, holders of Search Common Stock will receive Harken Common Stock and Search will merge into Mergersub pursuant to the corporate laws of the State of Delaware. No stock of Mergersub is being used in the transaction. Harken owns 100% of Mergersub and has no intention of disposing of any shares of Mergersub owned by it. Exclusive of any assets of Search used to pay expenses of the transaction, all assets of Search will be retained by Search. There will be no dividend distributions by Search immediately before the transfer.

Two additional requirements for a reorganization are a "continuity of business enterprise" and a "continuity of interest" therein on the part of those persons who, directly or indirectly, were the owners of the enterprise prior to the reorganization. Treas. Reg. Section 1.363-1 (b).

The "continuity of business enterprise" requirement is satisfied if the acquiring corporation either (i) continues the acquired corporation's historic business, or (ii) uses a significant portion of the acquired corporation's historic business assets in a business. Treas. Reg. Section 1.368-1(d)(2). With respect to continuing the historic business of the acquired corporation, the fact that the acquiring corporation is in the same line of business as the acquired corporation tends to establish the requisite business continuity. The acquired corporation's historic business is generally the business it has most recently conducted. If the acquired corporation has more than one line of business, continuity of business enterprise requires





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that only a significant line of business be continued.  Treas. Reg. Section
1.368-1 (d) (3). With respect to the alternative of historic business assets continuity, it generally will be satisfied if the acquiring corporation utilizes a significant portion of the acquired corporation's historic business assets in a business. An acquired corporation's historic business assets are those assets used in its historic business.

Additionally, for a transaction to qualify as a reorganization by virtue of a statutory merger, there must be a business purpose for the transaction. Treas. Reg. Sections 1.368-1(b), 1-368(b)(2). Whether a transaction has a business purpose is eventually a factual question with a mathematical safe harbor available. Search is entering into the Merger because, through the Merger, it will be able to utilize Harken's resources to develop its oil and gas properties.

Assuming that a "reorganization" occurs, a "party to a reorganization" includes both corporations in a transaction qualifying as a reorganization when one corporation acquires properties of another corporation and, in the case of a corporation where its stock is used in the acquisition. Treas. Reg. Section 1.368-2(f).

Even though a transaction would otherwise meet all of the requirements for a "reorganization" as described before, a transaction will not be considered as a "reorganization" if two or more parties to the transaction are "investment companies," at least as with respect to such an "investment company." Section 368(a)(2)(F)(i). For this purpose, the term "investment company" means a "regulated investment company," a "real estate investment trust," or a corporation 50% or more of the value of these total assets are stock and securities and 80% or more of the value of whose total assets are assets held for investment. In making this calculation, stock and securities in any subsidiary are disregarded and the parent corporation is deemed to own its ratable share of the subsidiary assets, considering for this purpose a corporation as being a subsidiary if another corporation owns 50% or more of the combined voting power of all classes of stock entitled to vote or 50% or more of the total value of shares of all classes of stock outstanding. Section 368(a)(2)(F)(iv). Among the requirements to constitute a "regulated investment company," is that the company files with its return for the taxable year an election to be a "regulated investment company" or has made such election for a previous taxable year. Section 851. In the present matter, Harken, Mergersub and Search have represented, in the merger agreement, that they are not investment companies as defined by Section 368(1)(2)(F)(iii) of the code.

In the case of an exchange to which section 354 applies, the basis of the stock or securities received by the transferor stockholder without the recognition of gain or loss shall be the same as that of the stock or securities exchanged, decreased by the fair market value of any "other property" and money received by the transferor stockholder and the amount of loss recognized by the transferor stockholder on the exchange, and increased by the amount treated as a dividend, and the amount of gain recognized on the exchange, exclusive of the portion treated as a dividend. Section 358(a)(1).

The holding period of stock of a corporation a "party to a reorganization" received by a transferor stockholder includes the period of time that the transferor stockholder held the stock of the other corporation a "party to the reorganization" if such stock constitutes a capital asset in the hands of the transferor stockholder. Section 1223(1). Additionally, for this rule to apply the stock received must have the same basis, in whole or in part, as the stock exchanged. Generally, a capital asset will include all property held by a taxpayer exclusive of (i) stock in trade of a taxpayer or (ii) other property of a kind which would be properly includible in inventory. Section 1221(1).





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In the present matter, ignoring the Contingent Shares, a holder of Search
Common Stock will have a basis in the Harken Common Stock received equal to such holder's basis in the Search Common Stock surrendered. Such holder of Search Common Stock will include in the holding period of Harken Common Stock the holding period of such holder of Search Common Stock unless the Search Common Stock were not considered as a capital asset in the hands of such holder.

Allocation of basis is made more difficult by virtue of the Contingent Shares. In Rev. Proc. 77-37, 1977-2 C.B. 568 superseded in part by Rev. Proc. 84-22 1984-1 C.B. 449, the Service took the position that, until final distribution of the total number of shares of stock to be issued in the exchanges made, the interim basis of the stock of the acquiring corporation received in the exchange by the shareholders of the acquired corporation (not including that portion, if any, of each share representing interest) will be determined, pursuant to section 358(a), as though the maximum number of shares to be issued (not including that portion of each share representing interest) had been received by the shareholders.

With respect to the tax treatment of a corporation that is a "party to a reorganization" that issues stock to a transferor of stock or securities in another corporation that is a "party to a reorganization," the basis of the property acquired shall be the same as the transferor's basis in the property surrendered increased by the amount of gain recognized by the transferor on such transfer. Section 362(b).

The terms "reorganization" and "party to a reorganization" are defined in sections 368(a) and 368(b). The term "plan of reorganization" is defined in the regulations promulgated under the authority of section 368.

Prior to the Tax Reform Act of 1984, the Service and most courts which had considered the issue concluded that section 483 operated to impute interest where contingent stock was utilized in the reorganization unless an interest rate at least equal to the prescribed interest rate was specified or all of the contingent stock was distributed within one year of the reorganization. Rev. Rul. 70-300, 1970-1 C.B. 125, Jeffers v. United States 556 F.2d 986 (Ct.Cl.
1977). In 1984 Congress substantially modified section 483 and added new sections 1274 and 1275 dealing with original issue discount (OID). Section 483
(d)(1) provides that the original issue discount rules of sections 1274 and 1275 take priority over section 483. In Treas. Reg. Section 1.1275-1(b)(1) the Service concluded that deferred payments in stock are "debt instruments" for purposes of the original issue of discount rules. This is generally considered to have ousted the provisions of section 483 from applicability in this situation. However, in the absence of regulations on this point, there is some uncertainty as to which rules apply. The merger agreement states that the parties agree to treat Section 483 as the applicable code section and Harken has agreed to defend this position. Although the rules are extremely complex, in general terms, the OID rules require recognition of income ratably over the period that stock may be issued, whereas Section 483 treats each additional issuance of stock as interest only when and if the stock is actually issued.
In either event imputed interest or original issue discount interest will be recognized. The timing of the income is uncertain although the conservative opinion would call for inclusion ratably.

As of December 31, 1994, Search had a net operating loss ("NOL") carryforward available. Section 382 limits the NOL carryover of a loss company following an ownership change. After an ownership change, the amount of income that a corporation may offset each year by NOL's that occurred before the change is generally limited to an amount determined by multiplying the value of the equity of the corporation immediately prior to this change by the federal long-term tax exempt rate in effect on the date of the change. Any unused limitation may be carried forward and added to the next year's limitation. To the





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extent Search also has built-in losses as defined in Sections 382(h) as of the date of the reorganization, Sections 382 limits the utilization of such losses after the ownership change. The Search merger is an ownership change requiring application of the above described NOL limitation.

Independent producers are allowed a percentage depletion deduction on a limited amount of domestic oil and gas production. Search has historically been eligible to claim percentage depletion on its oil and gas properties. Unless limitations apply at the Harken level, Mergersub will be entitled to claim percentage depletion with respect to production from its oil and gas properties to which Search was entitled to claim percentage depletion before the merger.

With respect to the Warrant Exchange Offer the exchange of a warrants of a Target company for warrants of an acquiring company is generally treated as a separate taxable exchange outside of the reorganization, since warrants constitute neither stock nor securities Rev Rul 78-408, Regs. Section 1.354-1(e). Therefore, if the holders of the Search Warrants exchange their warrants for Harken Warrants in the Exchange Offer, then the holders will recognize gain or loss on the exchange pursuant to Sections 1001 of the Code and Regulation 1.354-1(e). If the Search Warrants are not exchanged, the Unexchanged Search Warrants will be assumed by Harken and exercisable pursuant to their terms. No gain or loss should be recognized by the holders of Unexchanged Search Warrants as a result of the Merger since no Section 1001 exchange has occurred.

                                    Opinions

Based on the foregoing analysis and subject to the facts, assumptions, and conditions set forth therein, it is our opinion that (i) the Merger will constitute a reorganization within the meaning of section 368 of the Code, (ii) except with respect to cash payments for dissenting shareholders and to the extent of cash received under the shareholder's agreement, no gain or loss will be recognized by a holder of Search Common Stock upon receipt of Harken Common Stock, (iii) the basis of Harken Common Stock received by a Search Shareholder will be based upon the basis of such shareholder held in his Search Common Stock and his Search Preferred Stock (if any), adjusted for imputed interest or original issue discount for accounts received pursuant to Contingent Shares and adjusted to take into account the possible subsequent issuance of Harken Common Stock, pursuant to the Contingent Shares (iv) the holding period of Harken Common Stock to be received by a Search Stockholder will include the period during which such holder held the Search Common Stock exchanged therefor, provided that such shares were held as a capital asset immediately prior to consummation of the Merger; and (v) a portion of Harken Common Stock received subsequently pursuant to Contingent Shares will constitute imputed interest, or original issue discount income and thus be subject to inclusion in income upon receipt by the holder of Contingent Shares.

A Search Stockholder who perfects his appraisal rights under the laws of Delaware and who receives payment in cash for the "fair value" of his Search Common Stock will be treated as having received such payment in redemption of the Search Common Stock subject to the provisions of section 302. Except in cases not here relevant, a dissenting Search Stockholder will recognize capital gain or loss measured by the holder's receipt in payment for his Search Common Stock and the basis of such holder in his Search Common Stock and Search Preferred Stock (if any).

The Search NOL will be limited under Section 382 of the Internal Revenue Code. Percentage depletion will be allowed on previously qualifying properties unless limited at the Harken level.





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The exchange of Search Warrants for Harken Warrants will constitute a taxable transaction. No gain or loss should be recognized by the holders of Unexchanged Search Warrants.

The opinions expressed herein are based on our interpretation of the Code and income tax regulations as interpreted by court decisions and rulings and procedures issued by the IRS as of the date of this letter. We have no responsibility to update these opinions for events, transactions or circumstances occurring after the date the opinion is issued. The opinions expressed herein are not binding on the IRS, and we cannot assure that the IRS will not take a contrary opinion.

Should there be any changes in the Code, the regulations, published rulings, administrative rulings, interpretation of judicial precedent, or in the current understanding of accounting practices, we would have to reevaluate the opinion expressed herein in light of such changes.

The opinion expressed herein reflects the probable outcome of litigation and other adversarial proceedings based on the merits of the issues. It is important to note, however, that litigation and other adversarial proceedings are often decided based on negotiation and pragmatism. We have not considered how negotiation and pragmatism could affect the outcome of adversarial proceedings. The opinion expressed herein reflects what we regard to be the federal income tax consequences to Search and its shareholders from the proposed transaction. It is, however, only an opinion and should not be taken as assurance of the ultimate tax treatment of the issues discussed herein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the references to Hein + Associates under the heading "United States Federal Income Tax Consequences" and "Legal Matters" in the Registration Statement.

Very truly yours,



HEIN + ASSOCIATES LLP





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